UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39222

Quanergy Systems, Inc.

(Exact name of registrant as specified in its charter)

c/o SierraConstellation Partners, LLC

355 S. Grand Avenue, Suite 1450

Los Angeles, California 90071

(408) 245-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

Warrants to purchase common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

On December 13, 2022, Quanergy Systems, Inc. (the “Company”) filed a voluntary petition (Case No. 22-11305) for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532 (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (such court, the “Court” and such case, the “Case”). The Case is being administered under the caption “In re Quanergy Systems, Inc., Case No. 22-11305 (CTG).”

On February 2, 2023, the Court entered an order authorizing the sale of substantially all of the Company’s assets to ROLISI, LLC pursuant to Section 363 of the Bankruptcy Code. On February 3, 2023, the Company successfully consummated the sale, which provided the Company with the liquidity necessary to wind down the Company’s estate in an orderly and expeditious manner. On November 8, 2023, the Court entered an order confirming the First Amended Chapter 11 Plan of Quanergy Systems, Inc. (the “Plan”). The Plan became effective on November 30, 2023 (the “Effective Date”). Pursuant to the Plan, all shares of common stock and other equity interests in the Company were deemed cancelled and extinguished upon the Effective Date.

Pursuant to the requirements of the Securities Exchange Act of 1934, Quanergy Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 1, 2023	Quanergy Systems, Inc.

	By:	/s/ Patrick Archambault
		Name:	Patrick Archambault
		Title:	Chief Financial Officer